9 August 2013

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 432,000 Reed Elsevier PLC ordinary shares at a price of 825.7257p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 83,121,684 ordinary shares in treasury, and has 1,182,452,837 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier PLC has purchased 25,636,770 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 250,000 Reed Elsevier NV ordinary shares at a price of €14.1304 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 51,452,493 ordinary shares in treasury, and has 680,650,040 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier NV has purchased 14,839,406 shares.